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FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	May 17, 2022

286 Lenox Partners LLC

Regal 286 Lenox LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1060100
Delaware	84-3468296
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

330 5th Avenue, Suite 802, New York, New York 10001

(Full mailing address of principal executive offices)

(646) 685-8778

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Units of LLC Interest

Item 9. Other Events.

Status of Our Public Offering

The Manager elected to close the Offering on March 29, 2022, whereby we issued 7,133 of our limited liability company units (“Units”) in exchange for $1,783,250. These offering proceeds were then contributed for a 40.65% interest in OpCo (“Interest”).

As of March 30, 2022, the company began trading on the LEX Markets Platform pursuant to the LEX ATS Issuer Agreement under the ticker “TESLU.” The LEX Markets Platform is comprised of (a) a front-end order management system that enables customers of LEX Markets LLC to research securities offered by LEX Markets and enter orders to buy or sell them, and (b) a matching engine that crosses buy and sell orders and reports trades to brokers for clearing and settlement and to the FINRA OTC Trade Reporting Facility. The matching engine is operated by LEX Markets LLC as an Alternative Trading System (ATS) in compliance with Regulation ATS, and offers access to other FINRA-licensed broker dealers on a non-discriminatory basis.

Estimated Valuation of Property and Corresponding Net Asset Value Per Unit as of March 31, 2022

From time to time, the company may file a Form 1-U to report the Manager’s assessment of the valuation (“Valuation”) of the Property and the corresponding Net Asset Value per Unit (“NAV per Unit”) as determined by the Manager.

The Manager, in its capacity as OpCo Manager, had determined that the Valuation of the Property was $11,300,000 at the time of the public offering. The Manager’s assessment of the Valuation was based on the independent third-party appraisal of the Property and a valuation analysis based on market conditions and comparable sales.

The NAV per Unit is calculated by the Manager by taking the Valuation at the time of the public offering less the outstanding principal balance of the existing indebtedness, as described in the Offering Circular, multiplied by the Interest in OpCo, and then divided by the total number of Units outstanding as of March 31, 2022. OpCo is currently obligated to make monthly payments of interest and principal under the Leasehold Mortgage Consolidation, Modification and Extension Agreement with TD Bank, N.A (“Loan”). Consequently, if OpCo continues to meet these Loan payment obligations, it will result in a decrease in the outstanding principal balance of the Loan and a corresponding increase in the NAV per Unit, assuming no change to the Valuation.

The Manager has estimated that the NAV per Unit as of March 31, 2022 was $258.99.

Historical Distributions and Distribution Policy

OpCo has not declared any distributions for the first quarter ending March 31, 2022; however, a distribution of $54,604 was declared and paid in January 2022 for the fourth quarter of 2021. OpCo distributed $1,673,327 of the Offering proceeds to Regal 286 Lenox Venture LLC, OpCo’s sole member, prior to the acquisition of the Interest, immediately upon the closing of the Offering in April 2022.

We expect to make a distribution to our unitholders, for the fiscal quarter ending June 30, 2022, of $1.94 per Unit, net of expenses. On an annualized basis, this would amount to a distribution of $7.76 per Unit, or equivalent to an annual distribution rate of approximately 3%, net of expenses (principally the Platform Fee payable to LEX Markets LLC), based on the NAV per Unit of $258.99, as of March 31, 2022. The anticipated distribution for the fiscal quarter ending June 30, 2022, assumes both the rental occupancy and rental revenues based on the leases in place as December 31, 2021, at the time when OpCo made its most recent distribution, and OpCo’s historical operating costs remain constant during the fiscal quarter. Because the expected distribution is based on the assumptions set forth above, no assurance can be given that the anticipated amount of the distributions, or any distributions, will be paid.

Non-US Withholding Information

The following statement is intended to be a qualified notice under Treasury Regulation Section 1.1446-4(b): Brokers and nominees should treat one hundred percent (100%) of 286 Lenox Partners LLC’s distributions to non-U.S. investors as being attributable to income that is effectively connected with a United States trade or business. Accordingly, such distributions to non-U.S. investors are subject to federal income tax withholding at the highest applicable effective tax rate.

Forward-looking Statements

Certain statements and information provided here may constitute “forward-looking statements.” The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on 286 Lenox Partners LLC’s (“Lenox Partners”) current expectations and beliefs concerning future developments and their potential effect on it. While the Manager believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the will be those that it anticipates. Forward-looking statements involve significant risks and uncertainties (some of which are beyond Lenox Partners’ control) including, without limitation, the impact and duration of the COVID-19 pandemic, uncertainty around the timing of an economic recovery in the United States which will impact the real estate sector, uncertainty around the impact of the COVID-19 pandemic to our tenants and their corresponding ability to perform their obligations, uncertainty around the impact and duration of federal, state and municipal regulations related to the COVID-19 pandemic, and assumptions that could cause actual results to differ materially from the 286 Lenox Partners’ historical experience and present expectations or projections.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	286 Lenox Partners LLC

By (Signature and Title)	/s/ Alexander Smith, Manager

Date	May 17, 2022

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